CHINA
BIOPHARMACEUTICALS
HOLDINGS

Suite 1601, Building A
Jinshan Tower,  No. 8 Shan Xi Road
Nanjing, Jiangsu, China
Fax: 86-25-83205759

May 3, 2006

Mr. John L. Krug
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: China  Biopharmaceutical  Holdings,  Inc. - Form SB-2 registration statement
    333-132693

Dear Mr. Krug:

We are hereby filing the Amendment No.1 (the "Amendment") to the registration statement on Form SB-2 filed on March 28, 2006 (the "Registration Statement") of China Biopharmaceutical Holdings, Inc (the "Company"). The Amendment reflects changes in response to the letter of comments, dated March 24, 2006 (the "Comment Letter"), issued by the Staff of the Commission.

The purpose of this letter is to clarify the Company's response to various matters raised in the Comment Letter, as reflected in the Amendment. Unless otherwise indicated, terms used herein without definition have the same meanings as are ascribed to them in the Registration Statement.

The numbered responses in this letter are keyed to the corresponding items in the Comment Letter.

1. Please update your financial statements. In this regard, we note you have not yet filed your 2005 10KSB. In addition, please conform your disclosure to comply with the comments issued by the staff on March 30, 2006, concerning the Form 8-K filed December 29, 2005. A copy of the staff's correspondence is enclosed for your reference.

         The Company has included its financial statements as of December 31, 2005 and for the twelve months ended on December 31, 2005 in the Amendment. Accordingly, the Company has revised its Management Discussion and Analysis to reflect its updated financial statements included in the Amendment.

         In addition, on April 5, 2006, the Company has filed an amendment to its Form 8-K to include the disclosure that the audit report of the former accountants, Kempisty & Company Certified Public Accountants, P.C. ("Kempisty"), did not contain an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.

2. The registration statement should also be signed by the registrant's controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the registration statement should indicate each capacity in which the registration statement is signed. See instructions to signatures for Form SB-2.

         The Chief Financial Officer, Mr. Floyd Huang, also acts as the Company's controller. We have amended the signature page of the Registration Statement to indicate each capacity in which Mr. Huang signs the Registration Statement.

The Company further acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                          Very truly yours,


                                          CHINA BIOPHARMACEUTICAL HOLDINGS, INC.

                                       By: /s/ Peng Mao
                                          --------------------------------------
                                          Name:  Peng Mao
                                          Title: Chairman and Chief Executive
                                                 Officer